Mail Stop 4561

November 22, 2006

Jussi Pesonen
President and Chief Executive Officer
UPM-Kymmene Corporation
Eteläesplanadi 2
P.O. Box 380
FI-00101 Helsinki
Tel. +358 204 15 111

> **Re:** **UPM-Kymmene Corporation (File No. 001-14932)**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**

Dear Mr. Pesonen,

We have reviewed the above referenced filing and your response letter dated October 23, 2006, and we have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1. Accounting Policies

Revenue Recognition, page F-12

1.  We note your proposed description in future filings of your IFRS accounting policy for revenue recognition in your response to comment number 2 in your letter dated October 23, 2006. Further explain how your policy adheres to the

        criteria that the Group does not retain continuing managerial involvement to the degree usually associated with ownership in accordance with paragraph 14(b) of IAS 18.

Note 20. Investments in Associates and Joint Ventures, page F-42

2.      We note your response to comment number 3 in your letter dated October 23, 2006. Please provide us with the following additional information regarding your accounting for and disclosure of your investments in Pohjolan Voima Oy and its subsidiaries:

- Tell us how you considered the terms and conditions of the administrative agreement between UPM and Pohjolan Voima Oy that gives the Group the power to govern the financial and operating policies of Wisapower Oy and Jamsakosken Voima Oy in determining that control of Pohjolan Voima Oy does not exist. In this regard, tell us the significance of Pohjolan Voima Oy's investment in Wisapower Oy and Jamsakosken Voima Oy in relation to Pohjolan Voima Oy's total net assets.

- Explain the consolidation procedures used to account for Wisapower Oy and Jamsakosken Voima Oy. Tell us how you calculate the amount of profit or loss and net assets to attribute to the Group and to the minority interest.

- You indicate that there was an error in the wording of the footnote accompanying the list of Principal Subsidiaries on page F-61. Tell us whether you plan to correct this mistake.

3.      We note that you do not own any of the voting interest of Wisapower Oy and that the majority shareholder of Wisapower Oy, Pohjolan Voima Oy, does not have the ability to make financial and operating policy decisions. Further explain the terms and conditions of the administrative agreement between UPM and Pohjolan Voima Oy that gives the Group the power to govern the financial and operating policies of Wisapower Oy. Indicate what consideration was given to Pohjolan Voima Oy in exchange for these rights. Explain the Group's accounting for Wisapower Oy under U.S. GAAP. Cite the authoritative literature relied upon. As part of your response, indicate the materiality of Wisapower Oy to your financial statements for all periods presented.

*     *     *     *     *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,


Stephen Krikorian
Accounting Branch Chief